Exhibit 2.1

Certificate of Amendment of Articles of Incorporation

of Fairbanks Financial, Inc. changing name to

”Eastern Goldfields, Inc.”

Dean Heller

Secretary of state

204 North Carson Street, Suite 1

Carson City, Nevada 89701-4299

(775) 584-5708

Website: secretaryofstate.biz

Entity #
C16748-1998
Document Number:
Certificate of Amendment	20050504749-46

(Pursuant to NRS. 78.385 and 78.390)	Date Filed:
10/25/2005 3:28:12 PM
In the office of:
/s/
Dean Heller
Secretary of State

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

1.	Name of corporation:

FAIRBANKS FINANCIAL, INC.

2.	The articles have been amended as follows (provide article numbers, if available):

Article First

The name of the corporation shall be Eastern Goldfields, Inc.

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 57.04%

4.	Effective date of filing optional:

5.	Officer Signature (required): /s/ Carmine J. Bua

Carmine J. Bua, Assistant Secretary

If any proposed amendment would alter or change any preference on any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include an of the above information and submit the proper fees may cause this file to be rejected.